Exhibit 99.1

Smart Share Global Limited Announces Share Repurchase Program

SHANGHAI, China, September 28, 2021 (GLOBE NEWSWIRE) — Smart Share Global Limited (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced that its board of directors (“Board”) has authorized a share repurchase plan under which the Company may repurchase up to US$50 million of its shares over the next 12 months (the “Share Repurchase Program”).

The Company's proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the “SEC”) Rule 10b-18 and/or Rule 10b5-1 requirements. The Board will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company expects to fund the repurchases under this program with its existing cash balance.

“The Share Repurchase Program reflects our confidence in the long-term prospect of the Company,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “We continue to remain focused on our operations and have recently signed key accounts in the amusement park, retail and chain restaurant industries. We also recently expanded our coverage network with the launch of our service in a variety of popular locations in Macau, China. By continuing to offer industry leading service capibilities and expanding our coverage network, we are confident that we will continue expanding our market share as the number one player in China’s mobile device charging service industry.”

“The fundamentals of the Company remain solid even as we are impacted by COVID-19 outbreaks,” said Maria Yi Xin, Chief Financial Officer. “During September, our operations continued to recover from the July COVID-19 outbreak and we continued to maintain a healthy cash balance. Our competitive advantages in operational execellence, network effect, technology and brand continue to help us accelerate our market leadership position compared to our peers. Going forward, these advantages will help us continually deliver value for our users, location partners, network partners and shareholders. ”

ABOUT SMART SHARE GLOBAL LIMITED

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The company is the largest provider of mobile device charging service in China with the number one market share. The company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of June 30, 2021, the company had 6.0 million power banks in 771,000 POIs across more than 1,600 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Among other things, the Share Repurchase Program and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the SEC, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.